UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.    20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 12)

POLYMER GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 P ER SHARE
(Title of Class of Securities)

731745105
(CUSIP Number)

Robert H. Weiss
General Counsel
MatlinPatterson Global Advisers LLC
520 Madison Avenue
New York, New York 10022
Telephone: (212) 651-9525
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-l(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

IA

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 731745105

SCHEDULE 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Mark R. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

IN

INTRODUCTION.

This Schedule Amendment No. 12 amends and supplements the Schedule 13D Statement filed on March 17, 2003 (the “Initial Statement”) as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on April 14, 2003 (“Schedule Amendment No. l”), as amended and supplemented by Amendment No. 2 to Schedule 13D, filed on June 5, 2003 (“Schedule Amendment No. 2”), as amended and supplemented by Amendment No. 3 to Schedule 13D, filed on April 29, 2004 (“Schedule Amendment No. 3”), as amended and supplemented by Amendment No. 4 to Schedule 13D, filed on May 19, 2004 (“Schedule Amendment No. 4”), as amended and supplemented by Amendment No. 5 to Schedule 13D, filed on November 16, 2004 (“Schedule Amendment No. 5”), as amended and supplemented by Amendment No. 6 to Schedule 13D, filed on January 21, 2005 (“Schedule Amendment No. 6”), as amended and supplemented by Amendment No. 7 to Schedule 13D, filed on August 16, 2005 (“Schedule Amendment No. 7”), as amended and supplemented by Amendment No. 8 to Schedule 13D, filed on September 21, 2005 (“Schedule Amendment No. 8”), as amended and supplemented by Amendment No. 9 to the Schedule 13D, filed on August 14, 2009 (“Schedule Amendment No. 9”), as amended and supplemented by Amendment No. 10 to the Schedule 13D, filed on December 4, 2009 (“Schedule Amendment No. 10”), and as  amended and supplemented by Amendment No. 11 to the Schedule 13D, filed on October 4, 2010 (“Schedule Amendment No. 11”). The Initial Statement, Schedule Amendment No. 1, Schedule Amendment No. 2, Schedule Amendment No. 3, Schedule Amendment No. 4, Schedule Amendment No. 5, Schedule Amendment No. 6, Schedule Amendment No. 7, Schedule Amendment No. 8, Schedule Amendment No. 9, Schedule Amendment No. 10, Schedule Amendment No. 11, and this Schedule Amendment No. 12 are collectively referred to herein as the “Statement.” Capitalized terms used and not defined in this Schedule Amendment No. 12 shall have the meanings set forth in the Statement.

The Initial Statement was filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., a limited partnership organized under the laws of Delaware (“Matlin Partners (Delaware)”), MatlinPatterson Global Opportunities Partners B, L.P., a limited partnership organized under the laws of Delaware (the “Opt-Out Fund”), and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., a limited partnership organized under the laws of Bermuda (“Matlin Partners (Bermuda),” and collectively with the Opt-Out Fund and Matlin Partners (Delaware), “Matlin Partners”), (ii) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC (“Matlin Global Partners”), a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC (“MatlinPatterson”), a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each, as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), the Opt-Out Fund, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the “Reporting Persons” and each a “Reporting Person”), for the purpose of disclosing the beneficial ownership of the Reporting Persons in Polymer Group, Inc. (the “Issuer”) pursuant to the Debtor’s Joint Second Amended and Modified Plan of Reorganization (the “Plan”), approved on January 16, 2003 by the United States Bankruptcy Court for the District of South Carolina (Case No. 02-5773(w)).

Schedule Amendment No. 1 was filed for the purpose of disclosing the execution of a letter agreement on April 11, 2003 between the Issuer and Matlin Partners (Delaware).

Schedule Amendment No. 2 was filed for the purpose of disclosing (1) the execution of Amendment No. 1, dated as of May 30, 2003, among the Issuer, each of the entities identified under the caption “Guarantors” on the signature pages thereto and Matlin Partners (Delaware) amending the Senior Subordinated Note Purchase Agreement dated as of March 5, 2003 and the Senior Subordinated Note and (2) the amendment of the Convertible Notes pursuant to the Supplemental Indenture dated as of May 30, 2003 among the Issuer, the subsidiary guarantors named therein and Wilmington Trust Company, as trustee.

Schedule Amendment No. 3 was filed on behalf of the Reporting Persons for the purpose of (1) amending certain information that has changed since the filing of Amendment No. 2, (2) disclosing the consummation on April 27, 2004 of the transactions contemplated by the Exchange Agreement, a copy of which is attached hereto as Exhibit 14 by and among the Issuer, Matlin Partners (Delaware) and Matlin Partners (Bermuda), relating to the refinancing of the Issuer and (3) disclosing the filing of the Certificate of Designations to the Amended and Restated Articles of Incorporation of the Issuer, a copy of which is attached hereto as Exhibit 15 filed on April 27, 2004 with the Secretary of State of the State of Delaware.

Schedule Amendment No. 4 was filed on behalf of the Reporting Persons for the purpose of (1) disclosing additional amounts distributed to the Reporting Persons pursuant to the Plan that were initially held back as previously disclosed in Item I Subsection I.C. as filed in the Initial Statement and (2) a reallocation of securities of the Issuer held by the Reporting Persons.

Schedule Amendment No. 5 was filed on behalf of the Reporting Persons for the purpose of disclosing shares of Class A Common Stock of the Issuer purchased by the Reporting Persons in open market transactions.

Schedule Amendment No. 6 was filed on behalf of the Reporting Persons for the purpose of disclosing amounts distributed to the Reporting Persons as pay-in-kind dividends on the shares of Preferred Stock then held by the Reporting Persons.

Schedule Amendment No. 7 was filed on behalf of the Reporting Persons for the purpose of (1) clarifying the equity allocations among Matlin Partners and (2) disclosing amounts distributed to the Reporting Persons as pay-in-kind dividends on the shares of Preferred Stock then held by the Reporting Persons.

Schedule Amendment No. 8 was filed on behalf of the Reporting Persons to (1) clarify the equity allocations among Matlin Partners and (2) reflect the conversion by Matlin Partners of all of their shares of Preferred Stock into shares of Common Stock of the Issuer.

Schedule Amendment No. 9 was filed on behalf of the Reporting Persons to report the filing of a registration statement on Form S-3 by the Issuer (the “S-3 Registration Statement”) for the sale of shares of Class A Common Stock having a price to the public of up to $350 million in the aggregate (the “Maximum Amount”) by or on behalf of the Reporting Persons.

Schedule Amendment No. 10 was filed on behalf of the Reporting Persons to report, among other things, the execution of a Shareholders Agreement entered into among Matlin Partners (Delaware), Tesalca-99, S.A., Texnovo, S.A and the Issuer dated as of December 2, 2009 (the “2009 Shareholders Agreement”) in connection with the closing of Phase I as described in the Asset Transfer Agreement dated as of October 28, 2009 (the “Asset Transfer Agreement”) among the Issuer, Parámetro Tecnológico, S.L.U., Tesalca-99, S.A., Texnovo, S.A. and Grupo Corinpa, S.L.

Schedule Amendment No. 11 was filed on behalf of the Reporting Persons to report entry into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 4, 2010, among the Issuer, Scorpio Acquisition Corporation, a Delaware corporation controlled by Blackstone Capital Partners V L.P. and certain of its affiliates (“Parent”), Scorpio Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”), and MatlinPatterson Partners (Delaware), as the Stockholder Representative (as defined in the Merger Agreement).

Schedule Amendment No. 12 is being filed on behalf of the Reporting Persons to describe the disposition of all the Reporting Persons’ beneficial ownership in its Common Stock pursuant to the consummation of the merger of Merger Subsidiary with and into the Issuer (the “Merger”) pursuant to the terms of the Merger Agreement resulting in the acquisition by Parent of all of the issued and outstanding Common Stock of the Issuer.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read in its entirety as follows:

As a result of the consummation of the Merger pursuant to the Merger Agreement, as of the date of this Schedule Amendment No. 12, none of the Reporting Persons beneficially owns any shares of Common Stock. Because the Reporting Persons ceased to beneficially own more than five percent of the Common Stock as of the date of this Schedule Amendment No. 12, the reporting obligations of the Reporting Persons pursuant to Section 13(d) of the Exchange Act have terminated.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following to the end of said item 6 as follows:

Pursuant to the terms of the Merger Agreement, on January 28, 2011, the Stockholder Representative, the Issuer and JPMorgan Chase Bank, National Association entered into the Escrow Agreement (the “Escrow Agreement”) pursuant to which certain of the Reporting Persons may receive the Per Share Escrow Payment(s), if any are distributed.  The form of Escrow Agreement is contained in the Merger Agreement which was previously filed with Schedule Amendment No. 11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: January 28, 2011

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS B, L.P.

By:	MatlinPatterson Global Partners LLC, its general partner

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

By:	MatlinPatterson Global Partners LLC, its general partner

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (Bermuda) L.P.

By:	MatlinPatterson Global Partners LLC, its general partner

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

DAVID J. MATLIN

By:	/s/ David J. Matlin
Name: David J. Matlin

MARK R. PATTERSON

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson